Malvern Federal Bancorp, Inc.
42 East Lancaster Avenue
Paoli, Pennsylvania 19301
(610) 644-9400

February 6, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Malvern Federal Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-148169

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Malvern Federal Bancorp, Inc. (the “Company”) hereby requests that the above captioned registration statement be declared effective on Monday, February 11, 2008.

In connection with this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

            Very truly yours,

            MALVERN FEDERAL BANCORP, INC.

            By:       /s/ Ronald Anderson
            Ronald Anderson
            President and Chief Executive Officer

[Stifel, Nicolaus & Company Letterhead]

February 6, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:       Malvern Federal Bancorp, Inc.
Registration Statement on Form S-1
Request for Acceleration of Effectiveness
File No. 333-148169

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Malvern Federal Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on Monday, February 11, 2008.

Very truly yours,

                                  /s/ Michael Rasmussen
 Name: Michael Rasmussen
 Title:  Managing Director